SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes             No     ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: November 26, 2003	By	/S/ S.J. Cheng

	Name:	S. J. Cheng
	Title:	Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Press Release

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.

Investor Relations/Media Relations

Dr. S.K. Chen

886-6-507-7712

s.k._chen@chipmos.com.tw

ChipMOS Taiwan Is Certified to ISO/TS 16949 Standards by

RWTUV of Germany

Hsinchu, Taiwan, Nov 26, 2003 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS Bermuda”) today announced that its 70% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS”), has been awarded the certification of ISO/TS 16949 standards by RWTUV, a well-known international certification institution in Germany, which has been established for 128 years with global recognition.

ChipMOS passed the 2002 version ISO/TS 16949 quality management system. The system is a follow-on version from the well-known International Standard Organization (ISO) 9000 system. ChipMOS kicked-off the project by involving whole company from process flow checking, goal setting, employee training, timetable scheduling, to resulting evaluating, etc. ChipMOS challenge the standard certification from July 2003 and was granted the award in September 2003.

S.J. Cheng, deputy chairman and chief executive officer of ChipMOS Bermuda, said, “ChipMOS is committed to providing advanced technology and prompt service to its customers. We would like to through the process of reviewing and improving the quality control procedure to communicate with our customers. We promise our customers an on time delivery of products which meet or exceed customers quality and reliability requirements at a competitive cost.”

ChipMOS has been devoted to improving the quality of its testing and assembly services from its establishment. In 1998, ChipMOS has been awarded the certification of 1994 version of ISO9002 and certified to the quality management system of QS9000 in 1999. For this year, ChipMOS set the target of being certified to the 2000 version of ISO9001 and to the 2002 version of ISO/TS 16949. It has been achieved successfully. For ChipMOS, the achievement of being awarded the certification of ISO/TS 16949 by RWTUV is to realize its commitment of keeping enhancing the quality of the services to it’s customers. It is a landmark for ChipMOS’ quality management system as well.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in Taiwan and Shanghai, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw